EXECUTION VERSION

AGENCY AGREEMENT

THIS AGREEMENT dated February 12, 2010, is made

BETWEEN

GENCO RESOURCES LTD. a corporation existing pursuant to
the laws of the province of British Columbia and has its head office located at 999 West Hastings, Suite 550, Vancouver, BC V6C
2W2 Canada

     (the “Issuer”);

AND

CASIMIR CAPITAL L.P. of 546 Fifth Avenue, New York, NY
10036 USA

     (the “Agent”).

WHEREAS:

A.           The Issuer wishes to sell to purchasers procured by the Agent up to 12,500,000 Units (as defined below) at a price of CDN$0.36 per Unit;

B.           The Issuer wishes to appoint the Agent to place the Units on a best efforts basis, and the Agent is willing to accept such appointment on the terms and conditions of this Agreement; THE PARTIES to this Agreement therefore agree:

1.             DEFINITIONS

1.1           In this Agreement and the Recitals hereto:

(a)	"Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D;

(b)

“affiliate” means any body corporate directly or indirectly controlling, controlled by or under direct or indirect common control of the Issuer. For the purposes of this Agreement, a party controls another body corporate or is controlled by another body corporate, if a party or the other body corporate holds more than 50% of the voting shares of the other body corporate or a party, as applicable;

(c)

“Agent’s Fee” means the fee which is set out in Section 5 of this Agreement and which is payable by the Issuer to the Agent in consideration of the services performed by the Agent under this Agreement;

(d)	“Agent’s Common Share Purchase Warrants” means the Common Share purchase warrants of the Issuer which will be issued as part of the Agent's Fee and which have the terms provided in the certificates representing such share purchase warrants;

(e)	“Agent’s Warrant Shares” means the previously unissued Common Shares, which will be issued upon the exercise of the Agent’s Common Share Purchase Warrants;

(f)

“Applicable Legislation” means the securities acts in the Selling Jurisdictions, together with all the regulations and rules made and promulgated thereunder and all administrative policy statements, instruments, blanket orders and rulings, notices and administrative directions issued by the Commissions;

(g)	"Business Day" means any day other than a Saturday, Sunday, legal holiday or a day on which the principal banking institutions are closed in Vancouver, British Columbia or Toronto, Ontario, Canada;

(h)	“Closing” means a day or days on which Units are issued to the Purchasers;

(i)	“Commissions” means the securities commission or equivalent regulatory authority in the Selling Jurisdictions;

(j)	“Common Shares” means common shares in the capital of the Issuer;

(k)

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

(l)

“Distribution Compliance Period” means a 40-day period that begins on the date the Units are offered in reliance upon Regulation S or the date of the final Closing related to the sale of Units, as determined and certified by the Agent, whichever is later;

(m)

“Disclosure Record” means the Issuer’s annual reports, financial statements, annual information forms, information circulars, material change reports, technical reports, press releases and any and all other documents filed by the Issuer and available to be viewed on SEDAR as of the date that is two Business Days prior to the date hereof;

(n)	“Exchange” means the Toronto Stock Exchange;

(o)	“Exchange Policies” means the rules and policies of the Exchange;

(p)	“Exemptions” means the exemptions from the prospectus delivery requirements of the Applicable Legislation and the exemption from the registration requirement under the U.S. Securities Act and similar exemptions from registration available under applicable state securities laws and analogous exemptions under NI 45-106;

(q)

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is incorporated or organized under the laws of any country other than the United States except an issuer meeting the following conditions: (1) more than 50 % of the outstanding voting securities of such issuer are directly or indirectly held of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 % of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(r)

“General Solicitation” and “General Advertising” means “general solicitation” and “general advertising”, respectively, as used under Rule 502(c) under the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television, electronic display (including the Internet) or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(s)	“Institutional Accredited Investor” means institutional Accredited Investor that meets one of the criteria of Rule 501 (a)(1), (2), (3) or (7) of Regulation D;

(t)

“Material Adverse Effect” means any change, fact, event, circumstance or state of being which could reasonably be expected to have a material and adverse effect (actual or anticipated, whether financial or otherwise) on the business, affairs, operations, Properties, permits, assets, liabilities (contingent or otherwise), capital, prospects, results of operations or condition (financial or otherwise) on the Issuer;

(u)	“Material Change” has the meaning defined in the Applicable Legislation;

(v)	“Material Fact” has the meaning defined in the Applicable Legislation;

(w)	“NI 45-102” means National Instrument 45-102 Resale of Securities or any successor instrument promulgated by the Canadian Commissions;

(x)	“NI 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions or any successor instrument promulgated by the Canadian Commissions;

(y)	“Private Placement” means the offering of the Units on the terms and conditions of this Agreement;

(z)	"Properties" has the meaning set forth in section 17.2;

(aa)	“Purchasers” means the purchasers of Units pursuant to the Private Placement;

(bb)	“Regulation D” means Regulation D promulgated by the SEC under the U.S. Securities Act;

(cc)	“Regulation M” means Regulation M promulgated by the SEC under the U.S. Exchange Act;

(dd)	“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act;

(ee)	“Regulatory Authorities” means the Commissions and the Exchange;

(ff)	“SEC” means the United States Securities and Exchange Commission;

(gg)	“Securities” means the Units, the Common Shares contained in the Units, the Warrants, the Warrant Shares, Agent’s Common Share Purchase Warrants and Agent’s Warrant Shares;

(hh)	“Selling Jurisdictions” means such jurisdictions as may be agreed to by the Issuer and the Agent;

(ii)	"Subsidiary" means any company that is deemed to be a subsidiary of the Issuer pursuant to section 1(4) of the Securities Act (Ontario):

(jj)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(kk)	“Units” means the units of the Issuer, comprising one Common Share and one- half Warrant to be offered by the Issuer pursuant to this Agreement having the terms provided in this Agreement;

(ll)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(mm)	“U.S. Person” means “U.S. person” as defined in Rule 902 of Regulation S;

(nn)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(oo)

“Warrants” means the transferable share purchase warrants of the Issuer which will be issued as part of the Units and which have the terms provided in the certificates representing such share purchase warrants; and

(pp)	“Warrant Shares” means the previously unissued Common Shares, which will be issued upon the exercise of the Warrants.

2.             APPOINTMENT OF AGENT

2.1           The Issuer appoints the Agent as its exclusive agent and the Agent accepts the appointment and agrees to act as the exclusive agent of the Issuer to offer for sale up to 12,500,000 Units, at a price of CDN$0.36 per Unit by way of private placement under the Exemptions on a best efforts basis.

3.             THE UNITS

3.1           Each Unit will consist of one Common Share and one-half Warrant and the certificates representing the Common Shares and Warrant comprising the Units will be issued and registered in the names of the Purchasers or their nominees.

4.             WARRANTS

4.1           The right to purchase Warrant Shares under a Warrant may be exercised at any time until 5:00 p.m. (Toronto time) on the day which is 24 months following each Closing.

4.2           One whole Warrant will entitle the holder, on exercise, to purchase one Warrant Share at a price of CDN$0.45.

4.3           The certificates representing the Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issued upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends and the amalgamation of the Issuer.

5.             AGENT’S FEE

5.1           In consideration of the services performed by the Agent under this Agreement in respect of the Private Placement, the Issuer agrees to pay to the Agent on Closing an Agent’s Fee consisting of:

(a)	a cash payment equal to 8.0% of the gross proceeds received by the Issuer from the sale of the Units on such Closing; and

(b)	400,000 Agent’s Common Share Purchase Warrants.

5.2           One Agent’s Common Share Purchase Warrant will entitle the holder, on exercise, to purchase one Agent’s Warrant Share, at a price of CDN$0.45 per Agent’s Warrant Share until the close of business on the day which is 24 months following Closing.

5.3           The certificates representing the Agent’s Common Share Purchase Warrants will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Agent’s Warrant Shares issued upon exercise of the Agent’s Common Share Purchase Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends and the amalgamation of the Issuer.

5.4           The Agent acknowledges that none of the Agent’s Common Share Purchase Warrants and Agent’s Warrant Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state of the United States. The Agent represents and warrants and covenants as follows to the Issuer that the Agent is an Institutional Accredited Investor and is acquiring the Agent’s Common Share Purchase Warrants as principal for its own account and not for the benefit of any other person.

6.             FUTURE TRANSACTIONS

6.1           If during the twelve months following the date hereof any Person introduced to the Issuer for the first time by the Agent purchases securities from the Issuer other than through a brokered offering (or enters into an agreement or letter of intent during such twelve month period of time to purchase securities from the Issuer which is consummated at anytime thereafter), the Issuer shall:

(a)	pay to the Agent upon the completion of such purchase of securities a cash payment equal to 8.0% of the gross proceeds received by the Issuer from the sale of such securities, and

(b)

issue to the Agent warrants to purchase 3.2% of the number of securities being sold in such offering at a price per security which is equivalent to the price per security offered to such purchaser in such offering (which, for greater certainty, will be a price per security determined in accordance with the rules of the Exchange) and for a term which is equivalent to the term offered to such purchaser in such offering.

6.2           In order to ensure compliance with section 6.1, the Agent shall have the right (which shall survive Closing) to inspect the relevant written records of Issuer based on a reasonable basis for such review. Any inspection shall be held during normal business hours and following reasonable prior notice.

7.             DUE DILIGENCE

7.1           The Issuer will make available to the Agent and its solicitor all corporate, financial and operating information and documentation regarding the Issuer and its Subsidiaries and affiliates and the Private Placement and will provide access to senior management, facilities, employees, auditors, legal counsel, consultants and operators of the Issuer and its Subsidiaries and affiliates in order to permit the Agent and its solicitor to conduct such due diligence investigation of the business and affairs of the Issuer and its Subsidiaries and affiliates which are reasonably necessary to allow the Agent to perform its services under this Agreement.

8.             OFFERING RESTRICTIONS

8.1           Except as set out in Sections 8.2 and Section 9 hereof, the Agent will only sell the Units to persons who represent themselves as being:

(a)	persons purchasing as principal; and

(b)	qualified to purchase the Units under the Exemptions.

8.2           Except with respect to offers and sales to Accredited Investors in reliance upon an exemption from registration available under Rule 506 of Regulation D and in compliance with Sections 8 and 9 hereof, none of the Issuer, the Agent, any of its or their respective affiliates, or any person acting on behalf of the foregoing have made or will make any offer to sell, solicitation of an offer to buy or sale of any Units or any other securities issuable thereunder except in an “offshore transaction”, as such term is defined in Regulation S, in compliance with Rule 903 of Regulation S. Accordingly, except with respect to offers and sales to Accredited Investors in reliance upon an exemption from registration under Rule 506 of Regulation D and in compliance with Section 8 and 9 hereof, none of such persons have made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Units or any other securities issuable thereunder to a person in the United States or a U.S. Person; or (ii) any sale or facilitate any sale, as applicable, of Units or any other securities issuable thereunder to any person unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States and not a U.S. Person and not acting for the account or benefit of a person in the United States or a U.S. Person or (B) a person that the Issuer, the Agent, its or their respective affiliates, and any person acting on behalf of the foregoing reasonably believe is outside the United States and not a U.S. Person and not acting for the account or benefit of a person in the United States or a U.S. Person.

8.3           None of the Agent or its affiliates, or any person acting on behalf of the foregoing, have engaged or will engage in any Directed Selling Efforts, General Solicitation or General Advertising in connection with any offer or sale of the Units in the United States.

8.4           The Private Placement has not been and will not be advertised in any way.

8.5           No selling or promotional expenses will be paid or incurred in connection with the Private Placement, except for professional services or for services performed by a registered dealer.

8.6           The Agent has not entered and will not enter into any contractual arrangement with any distributor (as the term is defined in Regulation S) with respect to the distribution of the Units, except with its licensed broker-dealer affiliates.

8.7           The Agent will use commercially reasonable efforts to procure payment to the Issuer by each purchaser of Units procured by the Agent.

8.8           Neither the Agent nor any of its affiliates nor any person acting on its or their behalf will, prior to the Closing, provide any information other than publicly available information about the Issuer to any purchaser procured by the Agent.

9.             U.S. LAW

9.1           Representations of the Issuer Regarding U.S. Securities Laws The Issuer hereby represents, warrants, covenants and agrees that:

(a)

the Issuer is, and at Closing will be, a Foreign Issuer with no “substantial U.S. market interest” (as that term is defined in Regulation S) in any of the Securities or other securities in the capital of the Issuer;

(b)

it is not, as a result of the sale of the Units by the Issuer will not be, and will use commercially reasonable efforts for a period of one year from the Closing not to become, registered or required to register as an “investment company” under the United States Investment Company Act of 1940, as amended;

(c)	the Issuer will use commercially reasonable efforts to remain a Foreign Issuer for a period of 12 months from Closing;

(d)

during the period in which the Units are offered for sale none of it, its affiliates, or any person acting on its or their behalf (excluding the Agent, its respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has made or will make any Directed Selling Efforts, or has taken or will take any action in violation of Regulation M or has taken or will take any action that would cause the exemption from registration under Rule 506 of Regulation D or the exclusion from registration under Rule 903 of Regulation S to be unavailable for offers and sales of the Units or any other securities issuable thereunder pursuant to this Agreement;

(e)

none of the Issuer, any of its affiliates or any person acting on its or their behalf (other than the Agent, their respective affiliates or any person acting on its or their behalf, in respect of which no representation is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Units, the Common Shares, the Warrants or any other securities issuable hereunder in the United States or to a U.S. Person by means of any form of General Solicitation or General Advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(f)

the Issuer has not, for a period of six months prior to the commencement of the offering of Units, sold, offered for sale or solicited any offer to buy any of its securities in a manner that would be integrated with the offer and sale of the Units, the Common Shares, the Warrants or any other securities issuable hereunder pursuant to this Agreement, would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of such securities pursuant to this Agreement in the United States or to, by or for the benefit or account of, U.S. Persons, or the exclusion from registration provided by Rule 903 of Regulation S, to become unavailable for offers and sales of such securities pursuant to this Agreement outside the United States to non-U.S. Persons;

(g)

neither the Issuer nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;

(h)

it will execute or procure the execution of all documents and to use its commercially reasonable efforts to take or cause to be taken both before and after Closing, all such steps as may be reasonably necessary or desirable to establish, to the satisfaction of counsel for the Agent and counsel for the Issuer, any and all legal requirements to enable the Agent to offer the Units for sale in the United

States under Rule 506 of Regulation D in accordance with this Agreement and the applicable exemption from registration under applicable state securities laws; and

(i)

for so long as the Issuer is a Foreign Issuer, the declaration is true and correct at the time of sale, there is no evidence to the contrary, and there have been no changes in the Applicable Legislation, in the interpretations thereof by the Commissions, in the reasonable interpretations thereof by the Issuer’s legal counsel or in the requirements of the Issuer’s transfer agent, (1) the form of declaration annexed hereto as Appendix II will be satisfactory for the purpose of removing, in connection with the resale of such securities in compliance with Rule 904 of Regulation S, the U.S. Securities Act restrictive legend placed on certificates representing the Common Shares issued pursuant to Rule 506 of Regulation D and any Warrant Shares issued pursuant to Rule 506 of Regulation D, and (2) the Issuer will use its commercially reasonable efforts to cause the U.S. Securities Act restrictive legend to be removed from such securities within three business days after the last to occur of the following: (A) the receipt by the transfer agent and the registrar for the Issuer of the original certificates representing such securities, together with a declaration in the form annexed hereto as Appendix II signed by an authorized signatory of the registered holder of such securities, (B) the receipt by the Issuer of a copy of the materials specified in (A), and (C) the date on which such securities were sold in compliance with Rule 904 of Regulation S.

9.2           Offering by Agent in the United States and to U.S. Persons

The Agent acknowledges that the Securities and any other securities issuable thereunder have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered in the United States or to, or for the account or benefit of, U.S. Persons, except to Accredited Investors only pursuant to Rule 506 of Regulation D. Accordingly, the Agent, on its own behalf and on behalf of its affiliates, represents, warrants and covenants to the Issuer that, with respect to each offer of Units and any other securities issuable thereunder, for the account or benefit of, to U.S. Persons or to any person in the United States, it has offered and will offer such securities to such offerees only in the following manner:

(a)

the Agent will offer the Units in the United States and it is a broker dealer registered pursuant to Section 15(b) of the U.S. Exchange Act and in good standing with the Financial Industry Regulatory Authority (“FINRA”), and will offer such securities only in compliance with all applicable U.S. federal and state laws and regulations governing the conduct of broker dealers, in states of the United States where the Agent is registered, or otherwise exempt from registration;

(b)

no form of General Solicitation or General Advertising has been or will be used by the Agent, its affiliates or anyone acting on its or their behalf in connection with the offer of the Units, the Common Shares contained in the Units, the Warrants or any other securities issuable thereunder to U.S. Persons or persons in the United States and no offers will be made in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(c)

any offer or solicitation of an offer to buy Units or any other securities issuable thereunder by the Agent, and persons acting on behalf of any of them that has been made or will be made to, or for the account or benefit of, U.S. Persons or persons in the United States was or will be made only to persons who are, or are reasonably believed to be, Accredited Investors, and in transactions that are exempt from registration under the U.S. Securities Act under Rule 506 of Regulation D and similar exemptions from registration under applicable state securities laws and require no filings or actions pre-offer or pre-sale except as otherwise agreed by the Issuer;

(d)

it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates or with the prior written consent of the Issuer. It shall require each selling group member to agree in writing, to comply with, and shall use its best efforts to ensure that each selling group member complies with the same provisions of this Section 9.2 as apply to such Agent as if such provisions applied to such selling group member;

(e)

immediately prior to soliciting any prospective Purchaser that is in the United States or is, or is acting on behalf of, a U.S. Person, the Agent, its affiliates, and any person acting on its or their behalf, had reasonable grounds to believe and did believe that each such prospective Purchaser was an Accredited Investor, and at the time of completion of each sale to, or for the benefit or account of, a U.S. Person, a person in the United States or a person offered such securities in the United States, the Agent, its affiliates, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each such Purchaser is an Accredited Investor;

(f)

the Agent may offer the Units in the United States or to, or for the account or benefit of, a U.S. Person only to offerees with respect to which the Agent has a pre-existing relationship such that the Agent is in a position to determine that the offeree, or beneficial purchaser, if any, for whom the offeree is acting as trustee or agent, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Units, the Common Shares, the Warrants, the Warrant Shares and any other securities issuable thereunder;

(g)

the Agent will inform all purchasers of the Units in the United States, who are U.S. Persons or who were offered Units in the United States that the Units and any other securities issuable thereunder have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and are being offered and sold to them without registration under the U.S. Securities Act in reliance on Rule 506 of Regulation D and in reliance upon similar exemptions from registration available under applicable state securities laws;

(h)

on Closing, the Agent will provide either (i) a certificate, substantially in the form of Appendix I, relating to the manner of the offer and sale of the Units in the United States, to U.S. Persons and to persons who were offered Units in the United States, or (ii) a written confirmation that they did not offer or sell any

Units in the United States or to U.S. Persons or arrange for any Purchasers that are in the United States or are U.S. Persons;

(i)

none of the Agent, its respective affiliates, or any person acting on their behalf, has taken or will take, directly or indirectly, any action in violation of Regulation M with respect to the offering of the Units or any other securities issuable thereunder;

(j)

prior to completion of any sale of Units (A) to a person in the United States, (B) to a person offered Units in the United States or (C) to, or for the account or benefit of, a U.S. Person, the Agent shall cause each such Purchaser of Units to execute a subscription agreement in the form agreed upon by the Agent and the Issuer;

(k)

the Agent shall provide the Issuer with a list of all Purchasers in the United States, who are U.S. Persons or who were offered Units in the United States, so as to assist the Issuer in satisfying their obligations under Section 11.6 and to permit the Issuer to timely submit any and all filings required of the U.S. Securities Act and applicable state laws;

(l)

it will not offer any Units, Warrants or Warrant Shares prior to the expiration of the Distribution Compliance Period, except in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, pursuant to registration of such securities under the U.S. Securities Act or pursuant to an exemption from the registration requirements of the U.S. Securities Act; and

(m)	the representations and warranties and covenants of the Agent contained in this Section 9.2 shall be true and correct as of the Closing, with the same force and effect as if then made by the Agent.

10.             SUBSCRIPTIONS

10.1           The Agent will use its best efforts to obtain from each Purchaser introduced by the Agent, and deliver to the Issuer, on or before Closing duly completed and signed subscriptions in the form consented to by the Issuer and the Agent and executed by the Purchaser.

11.             FILINGS WITH THE REGULATORY AUTHORITIES

11.1           The Issuer will forthwith give to the Exchange written notice of the terms of this Agreement and the proposed Private Placement and all other information required by the Exchange Policies (the “Notice”).

11.2           The Issuer will forthwith provide the Agent and its solicitor with a copy of the Notice, and, forthwith on receipt, a copy of the preliminary and final letters of acceptance of the Notice from the Exchange.

11.3           The Issuer will file all required documents, pay all required filing fees and use all reasonable commercial efforts to undertake any other actions required by the Exchange Policies in order to obtain the approval of the Exchange to the Private Placement.

11.4           Upon Closing of the Private Placement, the Issuer will give the Exchange immediate notice in writing of such fact.

11.5           Within 10 days of Closing of the Private Placement, the Issuer will:

(a)	file with the Commissions in Canada any report required to be filed by the Applicable Legislation in connection with the Private Placement, in the required form; and

(b)	provide the Agent’s solicitor with copies of such report or reports.

11.6           Within 15 days of the Closing where any Purchasers in the United States or who are U.S. Persons purchase Units, the Issuer shall file a notice in Form D with the SEC and any applicable state securities commissions, if required.

12.             CLOSING

12.1           In this Section:

(a)

“Certificates” means the certificates representing the Common Shares and the Warrants sold and Agent’s Common Share Purchase Warrants to be issued, on Closing in the names and denominations reasonably requested by the Agent or the Purchasers, as the case may be; and

(b)	“Proceeds” means the gross proceeds of the sale of Units on Closing, less:

	(i)	any portion of the Agent’s Fee which is payable in cash;

	(ii)	subject to Section 19, the reasonable expenses of the Agent in connection with the Private Placement which have not been paid by the Issuer.

12.2           The Issuer will, on Closing, issue and deliver the Certificates to the Agent against payment of the Proceeds.

12.3           If the Issuer has satisfied all of its material obligations under this Agreement, the Agent will, on Closing, pay the Proceeds to the Issuer against delivery of the Certificates.

12.4           The Issuer will endorse the Certificates, and the certificates representing the Warrant Shares and the Agent’s Common Share Purchase Warrant with such legends as required by the Applicable Legislation, United States federal or state securities laws and the Exchange.

13.             CONDITIONS OF CLOSING

13.1           The obligations of the Agent on Closing will be conditional upon the following:

(a)

on Closing, the Issuer will have delivered to the Agent and its solicitor a favourable opinion of the Issuer’s solicitors dated as of the date of Closing, in a form acceptable to the Agent and its solicitor as to all legal matters reasonably requested by the Agent relating to the business of the Issuer, the creation, issuance and sale of the Securities;

(b)

each representation and warranty of the Issuer which is contained in this Agreement continues to be true, and the Issuer has performed or complied with all of its covenants, agreements and obligations under this Agreement;

(c)	no Commission in Canada has advised the Issuer in writing that its securities are not eligible for the four month restricted resale period provided for in NI 45-102;

(d)

on Closing, the Issuer will have delivered to the Agent an opinion of United States counsel, in form reasonably acceptable to the Agent and its counsel, to the effect that the offer and sale of Units in the United States and to U.S. Persons, if completed in compliance with this Agreement, is not required to be registered under the U.S. Securities Act;

(e)

on Closing, the Issuer will deliver a certificate signed on behalf of the Issuer by any two of the Chief Executive Officer, the Chief Financial Officer and Secretary of the Issuer addressed to the Agent and to the Purchasers and dated the day of Closing, in form and content satisfactory to the Agent and its solicitor, acting reasonably, certifying for and on behalf of the Issuer, that:

	(i)	the Notice of Articles and articles of the Issuer attached to the certificate are full, true and correct copies, unamended, and in effect on the date thereof;

(ii)

the minutes or other records of various proceedings and actions of the Issuer’s board of directors attached to the certificate relating to the matters in connection with the Private Placement are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(iii)

no order ceasing or suspending trading in any securities of the Issuer or prohibiting the issue and sale of the Securities or any of the Issuer's issued securities has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing and in effect, and no proceedings for such purpose are pending or, to the knowledge of such officers, threatened;

(iv)

to the best knowledge of such officers, there has been no Material Change (actual, proposed or prospective, whether financial or otherwise) in the business, business prospects, affairs, operations, assets, liabilities (contingent or otherwise) of or to the capital of the Issuer, or change in a Material Fact, that has not been generally disclosed pursuant to Section 14.1 hereof;

(v)

the representations and warranties of the Issuer contained herein are true and correct as of the Closing with the same force and effect as if made by the Issuer at the Closing, after giving effect to the transactions contemplated herein;

	(vi)	the Issuer has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing; and

	(vii)	such other matters as may be reasonably requested by the Agent, the Agent’s counsel or the Issuer’s counsel;

(f)	on Closing, James Anderson, Karen Anderson and certain purchasers will have entered into a Shareholder Loan and Pledge Agreement in a form satisfactory to the Agent;

(g)

on Closing, the Issuer will have delivered to the Agent and its solicitor such other documents relating to the Private Placement or the affairs of the Issuer as the Agent or its solicitor may reasonably request.

13.2           Closing and the obligations of the Issuer and the Agent to complete the issue and sale of the Securities are subject to:

(a)	receipt of approval of the board of directors of the Issuer in connection with the Private Placement;

(b)

on Closing, the Issuer will have made or obtained the necessary filings, approvals, consents and acceptances to or from the Regulatory Authorities required to be made or obtained by the Issuer in connection with the Private Placement prior to Closing, on terms which are acceptable to the Issuer and the Agent acting reasonably;

(c)

the Exchange will have conditionally approved the listing of the Common Shares contained in the Units, Warrant Shares and Agent’s Warrant Shares, subject only to compliance with the usual conditions of the Exchange; and

(d)	the removal or partial revocation of any cease trading order or trading suspension made by any competent authority to the extent necessary to complete the Private Placement.

14.             MATERIAL CHANGES

14.1           If, between the date of this Agreement and the Closing a Material Change, or a change in a Material Fact occurs, the Issuer will:

(a)	as soon as practicable notify the Agent in writing, setting forth the particulars of such change;

(b)	as soon as practicable, issue and file with the Regulatory Authorities a press release that is authorized by a senior officer disclosing the nature and substance of the Material Change;

(c)

as soon as practicable, file with the Commissions in Canada the report required by the applicable securities legislation and in any event no later than 10 days after the date on which the Change occurs; and

(d)	provide copies of that press release, when issued, and that report, when filed, to the Agent and its solicitor.

15.             RESALE RESTRICTIONS

15.1           In Canada, the Securities will be subject to a four-month restricted resale period in Canada from Closing in accordance with Applicable Legislation.

15.2           The Securities and any securities issuable thereunder sold in the United States or to U.S. Persons will also be subject to resale limitations in the United States imposed by the U.S. Securities Act and the applicable state securities laws.

16.             TERMINATION

16.1           The Agent may terminate its obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

(a)

a Material Adverse Effect relating to any of the Securities, occurs or is announced by the Issuer that make it impracticable to market the Units on the terms and in the manner contemplated by this Agreement;

(b)

there is a continued suspension of trading of the Common Shares on the Exchange, a general moratorium on commercial banking activities in Canada shall have been declared or similar event which, in the opinion of the Agent, seriously affects or will seriously affect the financial markets, or the business of the Issuer or the ability of the Agent to perform its obligations under this Agreement, or a Purchaser’s decision to purchase the Units;

(c)	the Units cannot, in the reasonable opinion of the Agent, be marketed due to the state of the financial markets;

(d)

an inquiry or investigation (whether formal or informal) in relation to the Issuer, or the Issuer’s directors, officers or promoters, is commenced or threatened by an officer or official of any competent authority;

(e)

any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in the securities of the Issuer prohibiting or restricting the Private Placement is made by a competent regulatory authority and that order is still in effect; or

(f)	the Issuer is in breach of any material term of this Agreement.

16.2           The Agent’s obligations hereunder will terminate if the Exchange does not issue its final letter of acceptance, subject only to usual post-Closing filings with the Exchange, of the Private

Placement within 90 days of the date of this Agreement, unless otherwise agreed in writing by the Agent.

17.             WARRANTIES, REPRESENTATIONS AND COVENANTS

17.1           The Issuer warrants and represents to and covenants with the Agent that:

(a)

the Issuer and its Subsidiaries are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated;

(b)

the Issuer and its Subsidiaries are duly registered and licensed to carry on business in the jurisdictions in which they carry on business or own property where so required by the laws of that jurisdiction and are not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document except where failure to do so would not have a Material Adverse Effect;

(c)

the Issuer has full corporate power and authority to carry on its business as now carried on by it and to undertake the Private Placement and this Agreement has been, or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer and it constitutes a legal, valid and binding agreement of the Issuer enforceable against the Issuer;

(d)

all of the material transactions of the Issuer have been promptly and properly recorded or filed in its books or records and its minute books or records contain all records of the meetings and proceedings of its directors, shareholders, and other committees, if such material transactions were required by Applicable Legislation or the Issuer’s constating documents to have been approved by directors or shareholders of the Issuer, save and except for the minutes of the past two Board of Director meetings;

(e)

as of the date hereof, the authorized capital of the Issuer consists of an unlimited number of common shares, of which 77,016,626 are issued and outstanding as fully paid and non-assessable and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or its subsidiaries or any other security convertible into or exchangeable for any such shares, or to require the Issuer or its subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital other than outstanding stock options and warrants, or pursuant to existing management or property acquisition agreements, all as disclosed in the Disclosure Record;

(f)

the Issuer will reserve or set aside sufficient shares in its treasury to issue the Warrant Shares and Agent’s Warrant Shares and upon receipt of the consideration therefor all such shares will be duly and validly issued as fully paid and non- assessable;

(g)

except as qualified by the Disclosure Record, the Issuer and each of its Subsidiaries is the legal and beneficial owner of and has good and marketable title to their respective properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer or any of its Subsidiaries holds an interest in a property, business or assets are in good standing according to their terms and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated and all filings and work commitments required to maintain the properties in good standing have been properly recorded and filed in a timely manner with the appropriate regulatory body and there are no mortgages, liens, charges, encumbrances or any other interests in or on such properties other than as disclosed in the Disclosure Record except where failure to do so would not have a Material Adverse Effect, save and except for nuisance charge against assets for approximately US$170,000.00;

(h)

the Disclosure Record and all financial, marketing, sales and operational information provided to the Agent do not contain any misrepresentations (as such term is defined in the Applicable Legislation);

(i)

all written representations made by the Issuer to the Agent, a Purchaser or potential Purchaser in connection with the Private Placement will be accurate in all material respects and will omit no fact, the omission of which will make such representations misleading or incorrect;

(j)

the financial statements filed with the Commissions have been prepared in accordance with Canadian generally accepted accounting principles, present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer, and its Subsidiaries, as of the date thereof, and there have been no changes which would have a Material Adverse Effect in the financial position of the Issuer or its Subsidiaries since the date thereof and the business of the Issuer and its Subsidiaries has been carried on in the usual and ordinary course consistent with past practice since the date thereof;

(k)

the auditors of the Issuer who audited the financial statements of the Issuer for the most recent financial year-end and who provided their audit report thereon are independent public accountants as required under Applicable Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations) with the present auditors of the Issuer;

(l)

the Issuer has complied and will comply fully with the requirements (except where failure to do so would not have a Material Adverse Effect) of the Applicable Legislation in relation to the issue and trading of its securities and in all matters relating to the Private Placement, and the issuer is not currently in default of any material filings with the Commissions;

(m)	except where failure to do so would not have a Material Adverse Effect, to the knowledge of the Issuer, the Issuer is in compliance with all applicable laws,

regulations and statutes (including all environmental laws and regulations) in the jurisdictions in which it carries on business and which may materially affect the Issuer, has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non- compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of the Issuer or the business or legal environment under which the Issuer operates;

(n)

to the best of its knowledge, the Issuer has not caused or permitted the release, in any manner whatsoever, except in accordance with applicable laws, regulations, permits and licenses, of any pollutants, contaminants, chemicals or industrial toxic or hazardous waste or substances (collectively, the “Hazardous Substances”) on or from any of its properties or assets which would have a Material Adverse Effect nor does the Issuer or any of its Subsidiaries have any reason to believe that it is potentially responsible for a clean-up site or corrective action under any applicable laws, statutes, ordinances, by-laws, regulations, or any orders, directions or decisions rendered by any government, ministry, department or administrative regulatory agency relating to the protection of the environment, occupational health and safety or otherwise relating to dealing with Hazardous Substances except in accordance with applicable laws, regulations, permits and licenses;

(o)

there is not presently, and will not be until Closing, any Material Change or change in any Material Fact relating to the Issuer which has not been or will not be fully disclosed to the public nor, to the best of its knowledge, is the Issuer aware of any action proposed to be taken by an insider (as that term is defined in the Securities Act (British Columbia)) which would cause a Material Adverse Effect;

(p)

the issue and sale of the Securities by the Issuer and the Agent in accordance with this Agreement does not and will not conflict with, and does not and will not result in a breach of, or constitute a default under (A) any statute, rule or regulation applicable to the Issuer including, without limitation, the Applicable Legislation; (B) the constating documents, articles or resolutions of the Issuer which are in effect at the date hereof; (C) any agreement, debt instrument, mortgage, indenture, instrument, lease or other document to which the Issuer or any of its Subsidiaries is a party or by which it is bound; or (D) any judgment, decree or order binding the Issuer or the property or assets of the Issuer or any of its Subsidiaries;

(q)

except as disclosed in the Disclosure Record, neither the Issuer nor any of its Subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer’s knowledge no such actions, suits or proceedings are contemplated or have been threatened;

(r)

there are no judgments against the Issuer or any of its Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its subsidiaries, if any, is subject;

(s)

the Issuer is a “reporting issuer” in British Columbia, Alberta and Ontario, and is not in default of any of the requirements of the Applicable Legislation or any of the administrative policies or notices of the Regulatory Authorities, the breach of which would constitute a Material Adverse Effect;

(t)

no order ceasing, halting or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and, to the best of the Issuer’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(u)

the Issuer and its Subsidiaries, if any, have filed all federal, provincial, local and foreign tax returns which are required to be filed, or have requested extensions thereof, and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, or any amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable except where failure to do so would not have a Material Adverse Effect;

(v)

the Issuer and its Subsidiaries, if any, have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or its Subsidiaries, if any, except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer or its Subsidiaries, if any, which are known by the Issuer’s management to be pending, and there are no claims which have been or that to the Issuer’s knowledge may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a Material Adverse Effect on the properties, business or assets of the Issuer or its Subsidiaries, if any;

(w)

other than as disclosed in the financial statements of the Issuer, the Issuer does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the Income Tax Act (Canada));

(x)

for a period of one year after Closing, the Issuer shall not take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the Exchange or on or from any stock exchange, market or trading or quotation facility on which its Common Shares are listed or quoted and the Issuer shall comply, in all material respects, with the rules and regulations thereof;

(y)

other than the Agent, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder’s fee in connection with the transactions described herein;

(z)

the Issuer has and will have filed all documents that are required to be filed under the continuous disclosure provisions of the Applicable Legislation other than the US Exchange Act, including annual and interim financial information and annual information forms, press releases disclosing Material Changes and material change reports;

(aa)

the Issuer is not in default of any material term, covenant or condition under or in respect of any judgement, order, material agreement or instrument to which it is a party or to which it or any of the properties or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes an “Event of Default” or a default in respect of any commitment, material agreement, document or other instrument to which the Issuer is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could result in a Material Adverse Effect;

(bb)

the Issuer and each of its subsidiaries maintains, and will maintain, a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian generally accepted accounting principles and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences

(cc)	the Common Shares of the Issuer are listed for trading on the Exchange and the Issuer is in compliance with the rules and regulations of such body; and

(dd)	the warranties and representations in this Section are true and correct and will remain so as of Closing.

17.2           The Agent warrants, represents and covenants to the Issuer that it:

(a)	will offer the Units in compliance with the terms and conditions of this Agreement, the Applicable Legislation and United States federal and state securities laws;

(b)

will not make available to prospective Purchasers of Units any document or material that would constitute an offering memorandum, preliminary prospectus or prospectus, as applicable, as defined under the Applicable Legislation and the United States federal and state securities laws nor will it conduct its activities so as to require the filing of a prospectus or offering memorandum and will cause similar covenants to be contained in any agreement with any selling firms in connection with the Offering;

(c)

will not trade in Units or otherwise do any act in furtherance of a trade of Units outside of the Selling Jurisdictions, except as contemplated in the Subscription Agreements, this Agreement or otherwise with the prior consent of the Issuer, not to be unreasonably withheld;

(d)	is duly registered or exempt from registration under the Applicable Legislation of the Selling Jurisdiction and entitled to sell the Units in accordance with the terms of this Agreement;

(e)

will not advertise the proposed sale of the Units in printed media of general and regular paid circulation, or broadcast over the Internet, radio or television or otherwise conduct any seminar or meeting concerning the offer or sale of the Units where attendees have been invited by general solicitation or general advertising;

(f)	will not solicit subscriptions for Units except in accordance with the terms and conditions of this Agreement;

(g)

will obtain from each Purchaser an executed subscription agreement and such forms as may be required by the Commissions or other similar regulatory authority or the Issuer as supplied by the Issuer to the Agent; and

(h)

it will provide to the Issuer all necessary information in respect of the Agents and the Purchasers to allow the Issuer to file, with the Commissions or other similar regulatory authority, if required, reports of the trades of the Units in accordance with Applicable Legislation.

18.             MINING RIGHTS

18.1           The Issuer further warrants and represents to and covenants with the Agent that:

(a)	the Issuer has complied with all requirements of National Instrument 43-101, including but not limited to the preparation and filing of technical reports;

(b)	the Issuer or one of its Subsidiaries is the entity that holds recorded title to mining claims under the relevant laws to the properties listed on Schedule "A" (the "Properties"); and

(c)

the Properties are the only mineral properties in which the Issuer has an interest and are held under valid, subsisting and enforceable title documents sufficient to permit the Issuer to explore the minerals relating thereto, all such mining claims have been, validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Issuer has or is in the process of obtaining (and have no reason to believe they will not obtain in the ordinary course but cannot represent that they will obtain them) all necessary surface rights, access rights and other necessary rights and interests relating to the Properties granting the Issuer the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Issuer with only such exceptions as do not materially interfere with the use made by the Issuer of the rights or interests so held.

19.             EXPENSES OF AGENT

19.1           The Issuer will pay all of the reasonable expenses of the Private Placement and all the expenses reasonably incurred by the Agent in connection with the completion of the Private Placement including, without limitation, the fees and expenses of the solicitor for the Agent.

19.2           The Issuer will pay the expenses referred to in the previous Subsection if the transactions contemplated by this Agreement are completed or if the transactions contemplated by this Agreement are not completed due to a failure of the Issuer to comply with the terms of this Agreement.

19.3           The Agent may, from time to time, render accounts for its expenses in connection with the Private Placement to the Issuer for payment on or before the dates set out in the accounts. 19.4 The Issuer authorizes the Agent to deduct its reasonable expenses in connection with the Private Placement from the proceeds of the Private Placement and any advance payments made by the Issuer, including expenses for which an account has not yet been rendered.

20.             INDEMNITY

20.1           The Issuer (the “Indemnitor”) hereby agrees to indemnify and hold the Agent, and its affiliates, and each of their directors, officers, employees and agents (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Agent or the Personnel may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Indemnitor by the Agent and the Personnel hereunder, or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against the Agent or the Personnel, if the Indemnitor has agreed to such settlement), but this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)	the Agent or the Personnel have been negligent or have committed wilful misconduct or any fraudulent or illegal act in the course of such performance; and

(b)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the negligence, wilful misconduct, illegality or fraud referred to in Section 20.1(a).

20.2           Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including legal expenses), losses, claims and liabilities that the Agent may incur as a result of any action or litigation that may be threatened or brought against the Agent.

20.3           If for any reason (other than the occurrence of any of the events itemized in Sections 20.1(a) and 20.1(b) above), the foregoing indemnification is unavailable to the Agent or any Personnel or insufficient to hold the Agent or any Personnel harmless, then the Indemnitor shall contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Agent or any Personnel on the other hand but also the relative fault of the Indemnitor and the Agent or any Personnel, as well as any relevant equitable considerations; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Agent or any Personnel as a result of such expense, loss, claim, damage or liability and any excess of such amount over the amount of the fees received by the Agent hereunder.

20.4           If any legal proceeding shall be brought against the Indemnitor or the Agent by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Indemnitor, the Agent, or any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Indemnitor by the Agent, the Agent shall have the right to employ its own counsel in connection therewith provided the Agent acts reasonably in selecting such counsel, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agent for time spent by the Agent’s Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall be paid by the Indemnitor as they occur.

20.5           Promptly after receipt of notice of the commencement of any legal proceeding against the Agent or any of the Personnel or after receipt of notice of the commencement or any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Agent will notify the Indemnitor in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Indemnitor, will keep the Indemnitor advised of the progress thereof and will discuss with the Indemnitor all significant actions proposed. However, the failure by the Agent to notify the Indemnitor will not relieve the Indemnitor of its obligations to indemnify the Agent and any Personnel. The Indemnitor shall, on behalf of itself and the Agent and any Personnel, as applicable, be entitled to (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however, that the defence shall be conducted through legal counsel acceptable to the Agent and any Personnel, as applicable, acting reasonably, that no settlement of any such legal proceeding may be made by the Indemnitor without the prior written consent of the Agent and any Personnel, as applicable, and none of the Agent or any Personnel, as applicable, shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Agent and the Personnel shall have the right to appoint its or their own separate counsel at the Indemnitor’s cost provided the Agent acts reasonably in selecting such counsel.

20.6           The indemnity and contribution obligations of the Indemnitor shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agent and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor, the Agent and any of the Personnel of the Agent. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of this Agreement.

21.             ASSIGNMENT AND SELLING GROUP PARTICIPATION

21.1           The Agent will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agent has obtained the consent of the Issuer, and any required notice has been given to and accepted by the Regulatory Authorities.

21.2           The Agent may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investments dealers, who may or who may not be offered part of the Agent’s Fee.

22.             FURTHER ISSUE OF SECURITIES

22.1           The Issuer agrees not to and will not without the prior written consent of the Agent, such consent not to be unreasonably withheld, issue any Common Shares or financial instruments convertible or exercisable into Common Shares for a period of 90 days from Closing other than pursuant to the Issuer’s existing contractual obligations, existing stock option plans, warrants and other share plans.

23.             NOTICE

23.1           Any notice under this Agreement will be given in writing and must be delivered or sent by facsimile transmission to the party to which notice is to be given at the address indicated above, or at another address designated by the party in writing.

23.2           If notice is sent by facsimile transmission or is delivered, it will be deemed to have been given at the time of transmission or delivery unless transmitted after working hours in the jurisdiction of receipt, in which case it shall be deemed to have been received on the next Business Day.

24.             TIME

24.1           Time is of the essence of this Agreement.

25.             SURVIVAL OF REPRESENTATIONS AND WARRANTIES

25.1           The representations, warranties, covenants and indemnities of the Issuer and the Agent contained in this Agreement will survive Closing for a period of one year.

26.             LANGUAGE

26.1           This Agreement is to be read with all changes in gender or number as required by the context.

27.             ENUREMENT

27.1           This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns.

28.             CURRENCY

28.1           All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

29.             HEADINGS

29.1           The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

30.             ENTIRE AGREEMENT

30.1           This Agreement constitutes the entire agreement and supersedes any other previous agreements between the parties and there are no other terms, conditions, representations or warranties whether express, implied, oral or written by the Issuer or the Agent.

31.             COUNTERPARTS

31.1           This Agreement may be executed in two or more counterparts and may be delivered by facsimile transmission, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the reference date given above.

32.             LAW

32.1           This Agreement is governed by the law of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

[REMAINDER OF PAGE IS INTENTIONALLY BLANK]

This document was executed and delivered as of the date given above:

GENCO RESOURCES LTD.

Per:
Name:
Title:

CASIMIR CAPITAL L.P.

Per:
Name:	Richard Sands
Title:	Chief Executive Officer

APPENDIX I

AGENT’S CERTIFICATE

In connection with the private placement in the United States and to U.S. Persons of Units of Genco Resources Ltd. (the “Issuer”) and any other securities issuable thereunder pursuant to the agency agreement dated for reference February 12, 2010 (the “Agency Agreement”) between the Issuer and Casimir Capital L.P. (the “Agent”), the Agent does hereby certify as follows:

(a)

the Units have been offered in the United States only through the Agent, which was on the dates of such offers and sales, and is on the date hereof, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers were made (unless exempted from the respective state’s broker dealer registration requirements) and was and is a member in good standing with FINRA;

(b)

all offers and sales of Units in the United States or to, or for the benefit or account of, U.S. Persons have been effected through the Agent in accordance with all applicable federal and states laws and regulations governing the registration and conduct of securities brokers and dealers;

(c)

each offeree that was in the United States, or was acting for the benefit or account of, a U.S. Person or a person in the United States, was provided with a copy of the subscription agreement in the form agreed between the Issuer and the Agent relating to the offering of the Units and any other securities issuable thereunder (“Subscription Agreement”) and the Agent has not used any other written materials in connection with the offer of the Units and any other securities issuable thereunder;

(d)

immediately prior to transmitting the Subscription Agreement to such offerees, the Agent had reasonable grounds to believe and did believe that each such offeree was an Accredited Investor and, on the date hereof, the Agent has reasonable grounds to believe and do believe that each person in the United States, each person who was offered securities in the United States and each U.S. Person that we have arranged to purchase securities is an Accredited Investor;

(e)

no form of General Solicitation or General Advertising was used by the Agent, in connection with the offer of the Units and any other securities issuable thereunder in the United States or to, or for the account or benefit of, U.S. Persons;

(f)	the offering of the Units has been conducted in accordance with the terms of the Agency Agreement; and

(g)

prior to completion of any sale of securities (A) to a person in the United States, (B) to a person offered securities in the United States or (C) to or for the account or benefit of, a U.S. Person, the Agent caused each such purchaser to execute a Subscription Agreement, including the U.S. Accredited Investor Status Certificate contained therein.

Terms used in this certificate have the meanings given to them in the Agency Agreement, unless otherwise defined herein.

Dated this <> day of <>, 2010.

CASIMIR CAPITAL L.P.

By:
Name:

Title:

2

Schedule A

La Guitarra Mine and Properties

The Company's core asset is the producing La Guitarra silver-gold mine, located in the Temascaltepec Mining District of Mexico.

La Guitarra Mine currently consists of two underground operation centres – La Guitarra and San Rafael – and a flotation mill with a proven capacity of 320 tonnes per day. The Company holds 39,714 hectares of mining concessions and leases in the Temascaltepec Mining District.

Oest Property - Lyon County, Nevada, USA

The Company owns eight patented and six unpatented claims in the Devil’s Gate - Chinatown Mining District.

Transvaal Property - Kamloops Mining Division, British Columbia, Canada

The Company owns nine mineral claims in the Highland Valley subject to a 1.5% net smelter returns royalty.

APPENDIX II

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

[Broker Representation Letter]

___________ ___,200__

GENCO RESOURCES LTD.
and its Transfer Agent
COMPUTERSHRE INVESTOR SERVICES INC.
Vancouver, British Columbia
Canada

Dear Sirs:

We have read the representation letter of ______________________________ (the "Seller") dated  ________________ , 200__ pursuant to which the Seller has requested the removal of the transfer restriction legend (the "Restrictive Legend") referring to the United States Securities Act of 1933, as amended (the "1933 Act") on certificate number(s) ________________________ of Genco Resources Ltd. (the "Company") in connection with the Seller's request that we sell, for the Seller's account, an aggregate of _______________ common shares (the "Shares") of the Company.

At the Seller's request, we have agreed to accept physical delivery of certificate(s) representing the Shares, without the Restrictive Legend, with the express instructions that we are permitted solely to sell the Shares as agent of the Seller in an ‘offshore transaction’ (as that term is used in Regulation S under the 1933 Act ("Regulation S") and as generally described below) that complies with the exemption from the registration requirements under the 1933 Act set forth in Rule 904 of Regulation S. In that connection, we hereby represent and warrant to, and covenant with, you as follows:

1.

Other than a standard brokerage account agreement, no contractual arrangement, oral or written, exists or will exist between the undersigned, and the Seller, the buyer or the Company with respect to the sale of the Shares pursuant to Regulation S.

2.	The sale of the Shares will be executed in, on or through the TSX Venture Exchange, Toronto Stock Exchange or other `designated offshore securities market' as defined in Rule 902 of Regulation S.

3.

We have not solicited, and will not solicit, offers to purchase the Shares from persons in the United States and, to the best of our knowledge, the sale has not been, and will not be, pre-arranged with a buyer in the United States.

4.

No ‘directed selling efforts’ have been made or will be made in the United States by the undersigned, any ‘affiliate’ of the undersigned, or any person acting on behalf of the undersigned (as those terms are used in Regulation S and as generally described below) or, to the best of our knowledge, the Seller, affiliate of the Seller or any person acting on their behalf.

5.

We will do no more than execute the order or orders to sell the Shares as agent for the Seller and will receive no more than the usual and customary broker's commission that would be received by a person executing such transactions as agent.

6.	To the best of our knowledge, the transaction:

(a)

is a bona fide sale for cash and the buyer is not an `affiliate' of the Seller and is purchasing the Shares for investment and not as an accommodation party or otherwise for the purpose of reselling, or facilitating resale of, the Shares in the United States or otherwise circumventing restrictions on resale in the United States; and

	(b)	is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

7.

We will maintain custody of the Shares, and any certificate(s) representing the Shares, and if the Seller directs us to deliver out the Shares or such certificate(s) other than pursuant to a sale effected in, on or through the TSX Venture Exchange, Toronto Stock Exchange or other ‘designated offshore securities market’ as defined in Rule 902 of Regulation S in compliance with the terms of this letter, we will first return the Shares and such certificate(s) to the Company's transfer agent for re-imposition of the Restrictive Legend.

8.

If we know that the purchaser of the Shares is a securities ‘dealer’, as defined in Section 2(a)(12) of the 1933 Act, or is a person receiving a selling concession, fee or other remuneration in respect of the Shares, we will send to that purchaser a notice that the Shares may be offered and sold only in accordance with the provisions of Regulation S pursuant to an effective registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

For purposes of the foregoing:

  "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a person.

  "directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares. This would include, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States.

  "offshore transaction" means an offer and sale of securities in which:

1.	The offer is not made to a person in the United States; and

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2.	Either:

	(a)	at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States; or

(b)

the transaction is executed in, on or through the facilities of a designated offshore securities market such as TSX Venture Exchange, Toronto Stock Exchange or other `designated offshore securities market' (as defined in Regulation S), and neither the seller nor any person acting on its behalf knows that the transaction has been pre- arranged with a buyer in the United States.

  "United States" means the United States of America, its territories or possessions, any State of the United States and the District of Columbia.

The undersigned understands that the Company, its transfer agent and others are relying upon the representations contained in this letter. The undersigned agrees to and does hereby indemnify and hold the Company, its transfer agent, directors, officers, employees, agents or counsel ("Indemnified Parties") harmless from and against any claim against any Indemnified Party and against any other loss, cost, damage or expense to any Indemnified Party as a result of or which involves the inaccuracy of any representation or warranty or the breach of any covenant made by the undersigned in this letter, including, without limitation, all expenses, reasonable attorneys' fees and court costs incurred as result of any such inaccuracy of any representation or warranty or breach of any covenant.

Very truly yours,

[Name of Brokerage Firm]

By:
Signature

[Name of Signatory]

Its:
[Position of Signatory]

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[Shareholder Representation Letter]

___________ ___,200__

GENCO RESOURCES LTD.
and its Transfer Agent
COMPUTERSHRE INVESTOR SERVICES INC.
Vancouver, British Columbia
Canada

Dear Sirs:

The undersigned proposes to sell _________________ common shares, represented by certificate number(s) (the "Shares") of Genco Resources Ltd. (the "Company") for the account of the undersigned to or through ______________________________________________________ [Insert Name of Brokerage Firm] (the "Brokerage Firm") in accordance with the requirements of Rule 904 of Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "1933 Act"). In accordance therewith, the undersigned hereby represents and warrants to, and covenants with, you as follows:

1.	The undersigned will, and will instruct the Brokerage Firm, to only sell the Shares in an ‘offshore transaction’ (as that term is used in Regulation S and as generally described below).

2.

The undersigned is not an `affiliate' of the Company (as that term is defined in paragraph (a)(1) of Rule 144 under the 1933 Act and as generally described below) or if the undersigned is an `affiliate' the undersigned is an affiliate solely by reason of the undersigned's position as an officer or director of the Company.

3.

Other than a standard brokerage account agreement with the Brokerage Firm, no contractual relationship, oral or written, direct or indirect, exists or will exist between the undersigned and any other person relating to the offer or sale of the Shares pursuant to Regulation S.

4.	No selling concessions, commissions, fees or other remuneration has been or will be paid, other than usual and customary broker's commissions, upon the sale of the Shares.

5.

To the knowledge of the undersigned, its affiliates and any person acting on behalf of the foregoing, the sale of the Shares is not being made, and will not be made, pursuant to an offer made to a person in the United States, and has not been, and will not be, pre- arranged with a buyer in the United States.

6.	All sales of the Shares will be executed in, on or through the TSX Venture Exchange, Toronto Stock Exchange or other `designated offshore securities market' as defined in Rule 902 of Regulation S.

7.	Neither the undersigned, an affiliate thereof nor any person acting on their behalf, has engaged or will engage in `directed selling efforts' (within the meaning set out in

4

Regulation S and as generally described below) in respect of the Shares in the United States.

8.

The undersigned has not had, since the acquisition of the Shares, and will not have, prior to the completion of the sale of the Shares, a short position in, or a put or other option to dispose of, any securities of the Company, and has not engaged, and will not engage, in any transactions, such as ‘equity swaps’ and other derivative transactions, having the effect of any of the foregoing.

9.	The undersigned is not selling the Shares with the intention of replacing the Shares with shares of the same class purchased on the open market.

10.

To the knowledge of the undersigned, the transaction is a bona fide purchase and sale for cash and the buyer is not an affiliate of the Seller and is purchasing the Shares for investment and not as an accommodation party or otherwise for the purpose of reselling, or facilitating resale of, the Shares in the United States or otherwise circumventing restrictions on resale in the United States.10.

11.

The Brokerage Firm will maintain custody of the certificate(s) representing the Shares, and if the undersigned directs it to deliver out such certificate(s) other than pursuant to a sale effected in, on or through the TSX Venture Exchange, Toronto Stock Exchange or other `designated offshore securities market' as defined in Rule 902 of Regulation S in compliance with the terms of this letter, the undersigned understands and agrees that such certificate(s) will first be returned to the Company's transfer agent for re- imposition of the appropriate U.S. restrictive legend(s), there may be a fee imposed by the transfer agent for performing this service and such fee will be charged to the undersigned.

12.	The undersigned will instruct the Brokerage Firm:

(a) Not to sell the Shares to any person the undersigned, or any person acting on the undersigned’s behalf, knows is a U.S. Person (as defined in Regulation S and as generally described below); and

(b) If the undersigned, or any person acting on the undersigned’s behalf, knows that the purchaser is a securities dealer or a person receiving a selling concession, fee or other remuneration in respect of the Shares, the Brokerage Firm will send to that purchaser a notice that the Shares may be offered and sold only in accordance with the provisions of Regulation S pursuant to an effective registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

For purposes of the foregoing:

5

  "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a person.

  "Directed selling efforts" means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares. This would include, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States.

  “Offshore Transaction” means an offer and sale of securities in which:

1.	The offer is not made to a person in the United States; and

2.	Either:

(a) at the time the buy order is originated, the buyer is outside the United States, or the seller, and any person acting on its behalf, reasonably believe that the buyer is outside the United States; or

(b) the transaction is executed in, on or through the facilities of a designated offshore securities market such as TSX Venture Exchange, Toronto Stock Exchange or other ‘designated offshore securities market’ as defined in Regulation S, and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.

  "United States" means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

  “U.S. Person” includes any person who is:

1.	a natural person resident in the United States of America;

2.	a partnership or corporation organized or incorporated under the laws of the United States of America;

3.	an estate of which any executor or administrator is a U.S. Person;

4.	a trust of which any trustee is a U.S. Person;

5.	an agency or branch of a foreign entity located in the United States of America;

6.	a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit of a U.S. Person;

7.

a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America; and

8.	a partnership or corporation if:

6

(a) organized or incorporated under the laws of any foreign jurisdiction, and;

(b) formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by ‘Accredited Investors’ (as defined in Rule 501(a) of the 1933 Act) who are not natural persons, estates or trusts.

The undersigned understands that the Company, its transfer agent and others are relying upon the representations, warranties and covenants contained in this letter. The undersigned agrees to and does hereby indemnify and hold the Company, its transfer agent, directors, officers, employees, agents or counsel ("Indemnified Parties") harmless from and against any claim against any Indemnified Party and against any other loss, cost, damage or expense to any Indemnified Party as a result of or which involves the inaccuracy of any representation or warranty or the breach of any covenant made by the undersigned in this letter, including, without limitation, all expenses, reasonable attorneys' fees and court costs incurred as result of any such inaccuracy of any representation or warranty or breach of any covenant.

Very truly yours,

[Name of Seller]

By:
Signature

[Name of Signatory]

Its:
[Position of Signatory]

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